

16002160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-67145

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/15   AND ENDING   12/31/15

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Federal Street, Suite 1010
(No. and Street)

Boston   MA   02110
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200   Morristown   NJ   07960-6497
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[ ]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Neil Whitney Conary, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
_____

CEO
_____
Title

Subscribed and sworn
to before me

KATHLEEN FAY QUIGLEY
Notary Public, Commonwealth of Massachusetts
My Commission Expires August 15, 2019